                            SCHEDULE 14A INFORMATION

 CONSENT STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF
                                      1934

Filed by the Registrant [ ]

Filed by a Party other than the Registrant [X]

Check the appropriate box:

[ ]  Preliminary Consent Statement
[ ]  Confidential, for Use of the Commission only (as permitted by rule 14a-6(e)(2))
[ ]  Definitive Consent Statement
[ ]  Definitive Additional Materials
[X]  Soliciting Material Pursuant to sec.240.14a-11(c) or Rule 14a-12


                             WARNER-LAMBERT COMPANY
--------------------------------------------------------------------------------
                (Name of Registrant as Specified in Its Charter)

                                  PFIZER INC.
--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]  No fee required.

[ ]  Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

     (1)  Title of each class of securities to which transaction applies:

        ------------------------------------------------------------------------

     (2)  Aggregate number of securities to which transaction applies:

        ------------------------------------------------------------------------

     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

        ------------------------------------------------------------------------

     (4)  Proposed maximum aggregate value of transaction:

        ------------------------------------------------------------------------

     (5)  Total fee paid:

        ------------------------------------------------------------------------

[ ]  Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1)  Amount Previously Paid:

        ------------------------------------------------------------------------

     (2)  Form, Schedule or Registration Statement No.:

        ------------------------------------------------------------------------

     (3)  Filing Party:

        ------------------------------------------------------------------------

     (4)  Date Filed:

        ------------------------------------------------------------------------
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[Pfizer LOGO]                                                         Exhibit 1



For Immediate Release                                 Contact:  Andy McCormick
December 17, 1999                                                 212-573-1226

           PFIZER SAYS WARNER-LAMBERT MOTION IS YET ANOTHER DESPERATE
                   ATTEMPT TO BLOCK PFIZER'S 24% PREMIUM OFFER

NEW YORK, New York, December 17, 1999 - Pfizer issued the following statement today in response to the Warner-Lambert motion seeking to enjoin Pfizer's consent solicitation:

There is no merit whatsoever to the Warner-Lambert motion. This is yet another desperate attempt to prevent Warner-Lambert shareholders from taking advantage of Pfizer's clearly superior offer, which as of 5:00 PM today represented a premium of 24.3% or $16.27 per share -- almost $14.0 billion in aggregate added value -- to Warner-Lambert shareholders, compared to the inferior American Home Products transaction. Rather than relying on empty legal claims, Warner-Lambert's Board should turn its attention to acting in the best interests of its shareholders. Our proposal is superior on the merits, the market unequivocally prefers it and the shareholders of both companies will gain in both the short and long term.

This press release contains some forward-looking statements. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Forward-looking statements in this document should be evaluated together with the many uncertainties that affect our businesses, particularly those mentioned in the cautionary statements in Part 1 of our 1998 Form 10-K and in our periodic reports on Form 10-Q and Form 8-K which we incorporate by reference.



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                   CERTAIN INFORMATION CONCERNING PARTICIPANTS


Pfizer and certain other persons named below may solicit the consent of stockholders pursuant to a stockholder action by written consent (the "Consent Solicitation") (a) to remove the current directors of Warner-Lambert, (b) to elect seven nominees (the "Nominees") as directors of Warner-Lambert and (c) to adopt the proposals to amend the by-laws of Warner-Lambert.

The participants in this solicitation may include the following executive officers and employees of Pfizer: William C. Steere, Jr. (Chairman of the Board and Chief Executive Officer), Henry A. McKinnell (President and Chief Operating Officer), John Niblack (Vice Chairman), C.L. Clemente (Executive Vice President
- Corporate Affairs, Secretary and Corporate Counsel), Paul S. Miller (Executive Vice President and General Counsel), David L. Shedlarz (Executive Vice President and Chief Financial Officer), Terence J. Gallagher (Vice President - Corporate Governance), Margaret M. Foran (Vice President - Corporate Governance), James M. Gardner (Vice President - Investor Relations), Ronald C. Aldridge (Director - Investor Relations), Kathleen M. Ulrich (Corporate Counsel) and Laura A. Chenoweth (Corporate Counsel).

Neither Lazard Freres & Co. LLC ("Lazard Freres") nor Merrill Lynch, and Co. ("Merrill Lynch"), the financial advisors to Pfizer, believes that it or any of its members, partners, directors, officers, employees or affiliates is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934 by the Securities and Exchange Commission, or that Schedule 14A requires the disclosure of certain information concerning Lazard Freres or Merrill Lynch. However, Steven J. Golub and Stephen H. Sands (each a Managing Director), Jason R. Bernhard (a Vice President) and Robert Azeke (an Associate) of Lazard Freres and Jack Levy and Alan J. Biloski (each a Managing Director), James Boylan (a Vice President) and Tosa Ogbomo (an Associate) of Merrill Lynch, may assist Pfizer in the solicitation of consents of stockholders. Both Lazard Freres and Merrill Lynch engage in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of its business Lazard Freres and Merrill Lynch may trade securities of Warner-Lambert for its own account and the accounts of its customers, and accordingly, may at any time hold a long or short position in such securities. Lazard Freres has informed Pfizer that as of December 10, 1999, Lazard Freres held a long position of approximately 414,366 shares of Warner-Lambert common stock, and Merrill Lynch has informed Pfizer that as of December 10, 1999, Merrill Lynch held a net long position of approximately 21,145,860 shares of Warner-Lambert common stock.

As of the date of this communication, Pfizer is the beneficial owner of 100 shares of common stock, $1.00 par value of Warner-Lambert. Certain Pfizer pension plans own 74,900 shares of Warner-Lambert common stock. Martin D. Payson, a Nominee for election to the Warner-Lambert board of directors, is the beneficial owner of 1,500 shares of the common stock of Warner-Lambert. As of the date of this communication, none of the participants individually beneficially own in excess of 1% of Warner-Lambert common stock.

Other than set forth herein, as of the date of this communication, neither Pfizer nor any of its
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respective directors, executive officers or other representatives or employees of Pfizer, any Nominees or other persons known to Pfizer who may solicit proxies has any security holdings in Warner-Lambert. Pfizer disclaims beneficial ownership of any securities of Warner-Lambert held by any pension plan or other employee benefits plan of Pfizer or by any affiliate of Pfizer.

Except as disclosed above, to the knowledge of Pfizer, none of Pfizer, the directors or executive officers of Pfizer, the employees or other representatives of Pfizer or the Nominees named above has any interest, direct or indirect, by security holding or otherwise, in Warner-Lambert.

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